

February 17, 2016

Via E-mail
Mr. John Steven Lawler
Chief Financial Officer & Secretary
Deer Valley Corporation
205 Carriage Street
Guin, Alabama 35563

> **Re:** **Deer Valley Corporation**
> **Rule 13e-3 Transaction Statement on Schedule 13E-3**
> **Filed January 22, 2016**
> **File No. 005-37539**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 22, 2016**
> **File No. 000-05388**

Dear Mr. Lawler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   Please explain the reference to Rule 14c-2(f).

Maintaining the status quo, page 10

2.   We note the statement that the board of directors believed that maintaining the status quo would be detrimental to all stockholders, due in part to the operating losses of the company. Please describe these operating losses with more specificity.

Fairness of the Reverse/Forward Split to Stockholders, page 10

3.   When discussing the Discounted Cash Flow method, please disclose the net cash flow forecast, discount rate, and terminal values used.

4.   In the "market-based business valuation," please disclose the comparison group and the valuation multiples used.

5.   Please disclose all inputs used in the Asset Approach, including "the financial forecasts." We note that all financial projections prepared by or on behalf of the company that are related to the transaction must be disclosed.

Indicated Business Value: $11,323,027, page 12

6.   Please disclose the average closing price since January 2, 2015 in the third paragraph following this heading.

Security Ownership of Certain Beneficial Owners and Management, page 20

7.   Please disclose the natural persons who have beneficial ownership of the outstanding common stock held by Peerless Systems Corporation. Please also provide Instruction C information with respect to the executive officers and directors of this entity.

Financial Information, page 22

8.   Please disclose the ratio of earnings to fixed charges for the required periods.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Brent A. Jones, Esq.
        Bush Ross, P.A.